May 30, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On April 5, 2019, the Registrant, on behalf of its series, Catalyst/Exceed Defined Risk Fund (“Defined Risk”) and Catalyst/Exceed Defined Shield Fund (“Defined Shield” and together with Defined Risk, the “Funds”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on May 21, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Catalyst/Exceed Defined Risk Fund

Comment 1: In the discussion of portfolio turnover on page 4 of the Prospectus, please state that the portfolio turnover rate is for the fiscal year ended June 30, 2018.

Response: The Registrant has amended its disclosures to state the following:

The portfolio turnover rate of the Fund for the fiscal year ~~period~~ ended June 30, 2018 was 177% of the average value of its portfolio.

Comment 2: In the first paragraph under “Principal Investment Strategies” on page 4 of the Prospectus, please disclose Defined Risk’s targeted allocation between the equity options component and the fixed income component.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 2

Response: The Registrant has amended its disclosures to state the following:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing in put and call options on exchange traded funds (“ETFs”) that track the S&P 500 Index (“Index ETFs”), and in fixed income securities. The equity options component’s target allocation is between 5% and 10% while the fixed income component’s target allocation is between 90% and 95%. The equity options component is designed to provide a level of hedge on the downside and a level of participation on the upside to a certain cap. The fixed income component is designed to return a yield that is used to assist in purchasing the equity option component.

Comment 3: In the same paragraph referenced in Comment 2, please clearly state that the adviser’s efforts to “mitigate losses when the Index declines in value, and provide . . . returns of up to 150% of the Index when the Index increases in value” does not apply to the fixed income component of Defined Risk’s portfolio.

Response: The Registrant has amended its disclosures to state the following:

Using a combination of put and call options on Index ETFs, the Fund’s investment sub-advisor, Exceed Advisory LLC (the “Sub-advisor”) executes the equity options strategy by seeking to mitigate losses when the Index declines in value, and provide ~~the~~ returns of up to 150% of the Index when the Index increases in value.

Comment 4: Please disclose the intended purpose of each component of Defined Risk. For example, if the equity options component is designed to manage volatility, then so state. Please state the purpose of the fixed income component.

Response: Please see the revised disclosure provided in response to Comment 2.

Comment 5: In the second sentence of the first paragraph under the heading “Principal Investment Strategies” on page 4 of the Prospectus, please clarify that the strategy referenced is the equity options strategy.

Response: The Registrant has amended its disclosures to state the following:

The equity options strategy is intended to provide returns that are correlated with, but less volatile than, those of the S&P 500 Index (the “Index”).

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 3

Comment 6: In the first sentence of the first paragraph under “Equity Options Component” on page 4 of the Prospectus, please clarify that the equity options component is the strategy being referenced.

Response: The Registrant has amended its disclosure to state the following:

The equity options ~~component of the~~ strategy consists of exchange traded options.

Comment 7: In the paragraph under the heading “Put Options Sub-Component” on page 4 of the Prospectus, please clarify that any “loss” described refers to a loss in the equity options strategy.

Response: The Registrant has amended its disclosures to state the following:

Put options allow the purchaser, for a premium, to “put” a security to the seller of the option at a strike price. ~~Normally, a buyer puts a security to the option seller at the strike price when the security’s market price falls below the strike price.~~ The put options selected by the Sub-Advisor are intended to buffer the Fund from a loss in the equity options component of approximately 10% of the Index, based on the Index price at the time the position is entered. Buffering potential loss in the equity options component is accomplished by selling a put option that is at least 10% below the current Index price so that when the option expires, if the Index is down less than 10%, the put option will expire worthless and there will be no put-related loss to the Fund in the equity options component. However, if the Index is down more than 10% from the time the position is placed, the put will result in a corresponding loss in the equity option strategy in the amount above the initial 10% drop. The put options do not guard the Fund against Index losses in the equity options component of more than 10%, and only guard against such losses during the terms of the put options. All other losses in the equity options component will be borne by the Fund and shareholders. Put options do not protect against losses in the fixed income component of the Fund’s strategy, and there is no guarantee that put options will limit losses in the equity options component.

Comment 8: In the penultimate sentence of the paragraph referenced in Comment 7, please explain that put options do not protect against losses in the fixed income component of Defined Risk’s portfolio. Please also add disclosure in the paragraph that there is no guarantee that put options will limit losses in Defined Risk.

Response: Please see the revised disclosure provided in response to Comment 7.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 4

Comment 9: In the paragraph referenced in Comment 7, please clarify that put options are meant solely as a buffer and are only intended to insulate Defined Risk for the first 10% the Index is down.

Response: Upon review, the Registrant believes its disclosures, as stated in fifth and sixth sentences in the response to Comment 7, appropriately disclose that put options are meant solely as a buffer and only protect the Fund and shareholders for the initial 10% drop.

Comment 10: If Defined Risk shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: Defined Risk’s shares are not sold through banks.

Comment 11: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order Defined Risk’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Funds. However, the Funds are part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Funds and six other funds. Therefore, disclosing the Defined Risk’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing Defined Risk’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Comment 12: Please describe the principal risks associated with the equity options strategy, including that although the equity options strategy is intended to manage volatility, it may not protect against market declines, may limit Defined Risk’s participation in market gains (particularly during periods when market values are increasing or market volatility is high), may increase portfolio transaction costs which could result in losses or reduce gains, may not be successful and may be subject to the sub-adviser’s ability to correctly analyze and implement the strategy.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 5

Response: The Registrant has added the following disclosure to its Item 4 and Item 9 principal risk disclosures:

Equity Options Strategy Risk. Although the equity options strategy is intended to manage volatility, it may not protect against market declines, may limit the Fund’s participation in market gains (particularly during periods when market values are increasing or market volatility is high), may increase portfolio transaction costs which could result in losses or reduction in gains, may not be successful and is subject to the sub-adviser’s ability to correctly analyze and implement the Fund’s equity options strategy.

Comment 13: Please note that the disclosure of “Management Risk” for Defined Risk on page 7 of the Prospectus is different from the disclosure of “Management Risk” for Defined Shield. Consider whether the two disclosures should be reconciled.

Response: The Registrant has amended its disclosure of “Management Risk” on page 7 to state the following:

Management Risk. The portfolio manager’s judgments about the attractiveness, value and potential appreciation of particular stocks, options or other securities in which the Fund invests or sells short may prove to be incorrect and there is no guarantee that the portfolio manager’s judgment will produce the desired results.

Comment 14: The disclosure of “Options Market Risk” on page 7 of the Prospectus includes a discussion of futures. The principal investment strategies for Defined Risk do not involve futures. Please reconcile the risk disclosure as necessary.

Response: The Registrant has amended its disclosure of “Options Market Risk” on page 7 to state the following:

Options Market Risk. Markets for options ~~and options on futures~~ may not always operate on a fair and orderly basis. At times, prices for options ~~and options on futures~~ may not represent fair market value and prices may be subject to manipulation, which may be extreme under some circumstances.

Comment 15: Please consider whether “Underlying Fund Risk” is necessary given the disclosure of “ETF Risk,” especially when Defined Risk does not principally invest in anything other than ETFs.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 6

Response: The Registrant has deleted “Underlying Fund Risk” from the principal investment risk disclosures of both Funds.

Comment 16: The first sentence under the heading “Performance” refers to the “bar chart below.” Consider whether this should be a reference to the “Average Annual Total Return chart below.”

Response: The Registrant has amended its disclosures to state the following:

The bar chart shown below provides an indication of the risks of investing in the Fund by showing the total return of its Class A shares for each full calendar year~~, and by showing how its average annual returns compare over time with those of a broad measure of market performance~~. Although Class C and Class I shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C and Class I shares would be different from Class A shares because Class C and Class I shares have different expenses than Class A shares. The table shows average annual total returns for Class A, Class C and Class I shares and how its average annual returns compare over time with those of a broad measure of market performance.

Comment 17: In the penultimate sentence of the paragraph under the heading “Performance” on page 8 of the Prospectus, please add disclosure that the performance data reflects a different investment strategy.

Response: The Registrant has amended its disclosures to state the following:

Prior to December 2016, the Fund had a different Portfolio Manager and, prior to March 15, 2017, the Fund was managed by a different sub-advisor with different investment strategies and policies. The performance data below for periods prior to March 15, 2017 reflects a different investment strategy.

Catalyst/Exceed Defined Shield Fund

Comment 18: To the extent that Comments 1-17 above apply to Defined Shield but are not re-stated below, they are incorporated here as if fully re-stated herein.

Response: To the extent applicable, the Registrant will carry through the responses to Comment 1-17 above to the disclosures pertaining to Defined Shield.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 7

Comment 19: In the Fee Table on page 11, please include a line item for dividend and interest expenses for short sale transactions.

Response: Defined Shield does not engage in short sales as a principal investment strategy. Accordingly, the Registrant believes a line item for dividend and interest expense is unnecessary.

Comment 20: In the first paragraph under “Principal Investment Strategies” on page 12 of the Prospectus, please disclose Defined Shield’s targeted allocation between the equity options component and the fixed income component.

Response: The Registrant has amended its disclosures to state the following:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing in put and call options on exchange traded funds (“ETFs”) that track the S&P 500 Index (“Index ETFs”), and in fixed income securities. The strategy is intended to provide investment returns that are correlated with, but less volatile than, those of the S&P 500 Index (“Index”). The equity options component’s target allocation is between 5% and 10% while the fixed income component’s target allocation is between 90% and 95%. The equity options component is designed to provide a level of hedge on the downside and a level of participation on the upside to a certain cap. The fixed income component is designed to return a yield that is used to assist in purchasing the equity option component.

Comment 21: In the same paragraph referenced in Comment 20, please clearly state that the adviser’s efforts to “provide an investment vehicle that limits losses to 12.5% when the Index declines in value and to participate in increases in the Index up to approximately 15%” does not apply to the fixed income component of Defined Shield’s portfolio.

Response: The Registrant has amended its disclosures to state the following:

Using a combination of put and call options on Index ETF’s, the Fund’s investment sub-advisor, Exceed Advisory LLC (the “Sub-Advisor”) executes the equity options strategy seeking to provide an investment vehicle that limits losses to 12.5% when the Index declines in value, and to participate in increases in the Index up to approximately 15%.

Comment 22: Please disclose the intended purpose of each component of Defined Shield. For example, if the equity options component is designed to manage volatility, then so state. Please state the purpose of the fixed income component.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 8

Response: Please see the revised disclosure provided in response to Comment 21.

Comment 23: In the paragraph under the heading “Put Options Sub-Component” on page 12 of the Prospectus, please clarify that any “loss” described refers to a loss in the equity option strategy.

Response: The Registrant has amended its disclosures to state the following:

Put options allow the purchaser, for a premium, to “put” a security to the seller of the option at a strike price. ~~Normally, a buyer puts a security to option seller at the strike price when the security’s market price falls below the strike price.~~ Put options are selected for the Fund to target participation in the Index if the Index decreases down to a maximum floor of 12.5% by selecting a short put whose strike price equals the current value of the Index and a long put whose strike price is below the current value of the Index. The Fund’s purchases and sales of put options result in “put spreads,” which are intended to allow the Fund to mitigate losses in the equity options component when the S&P 500 declines by more than 12.5% during the terms of the put spreads. The put spreads do not guard the Fund against S&P 500 losses in the equity options component of less than 12.5%, and only seeks to guard against such losses during the terms of the put spreads. All other losses will be borne by the Fund and shareholders. There is no guarantee that the put spreads will limit the portfolio’s losses to 12.5%. Put options do not protect against losses in the fixed income component of the Fund’s strategy.

Comment 24: In the last sentence of the paragraph referenced in Comment 23, please explain that put options do not protect against losses in the fixed income component of Defined Shield’s portfolio.

Response: Please see the revised disclosure provided in response to Comment 23.

Comment 25: In the last paragraph of the section under the heading “Equity Options Component,” please clarify that any losses referenced therein are losses in the equity options strategy.

Response: The Registrant has amended its disclosures to state the following:

However, there is no guarantee that ~~this strategy~~ put and call options will limit the Fund’s losses in the equity options component.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 9

Comment 26: Please consider whether performance of Class C shares should be included in the Average Annual Total Return Table.

Response: The Registrant will include the performance data of Class C shares in the Average Annual Total Return Table.

Comment 27: In the disclosure of portfolio managers on page 18 of the Prospectus, please include the year of Defined Shield’s inception.

Response: The Registrant has amended its disclosures to state the following:

Mr. Halpern has served the Fund in this capacity since the Fund’s inception in 2015.

Additional Information about the Funds’ Principal Investment Strategies and Related Risks

Comment 28: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclsoures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: Please see the revised disclosure provided in the responses to Comments 7 and 23. The Registrant has further amended its Item 4 disclosures for Defined Risk to state the following:

Call Options Sub-Component

Call options allow the purchaser, for a premium, to “call” away a security from the seller of the option at a particular price, called the “strike price.” ~~Normally, a buyer calls away a security at the strike price if the security’s market price is greater than the strike price.~~ The Fund purchases and sells call options on Index ETFs. The call options are selected to target participation in the Index if the Index increases, but only up to a maximum cap of approximately 10%, by selecting a long call whose strike price equals the current value of the Index and a short call whose strike price is above the current value of the Index. ~~This strategy is commonly known as a “bull call spread” strategy.~~ The call options have a weighting of 1.5 relative to the put options. This strategy involves the purchase of call options at a specific strike price while also selling the same number of calls of the same asset and expiration date but at a higher strike price . The call spread allows the Fund to participate in increases in the Index above the purchase call strike price, up to a cap set by the price of the higher strike price call sold. The level of the cap will be affected by the timing of

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 10

options purchases, sales or expirations, volatility and interest rates, among other factors.

The Registrant has further amended its Item 4 disclosures for Defined Shield to state the following:

Call Options Sub-Component

Call options allow the purchaser, for a premium, to “call” away a security from the seller of the option at a particular price, called the “strike price.” ~~Normally, a buyer calls away a security at the strike price if the security’s market price is greater than the strike price.~~ The call options are selected to target participation in the Index if the Index increases up to a maximum cap by selecting a long call whose strike price equals the current value of the Index and a short call whose strike price is above the current value of the Index. In this way, the Fund seeks to participate with the market up to the maximum cap. The Fund’s purchases and sales of call options result in “call spreads,” which are intended to allow the Fund to participate in increases in the S&P 500 up to approximately 15% during the terms of the call spreads.

The Registrant has amended its Item 9 disclosures to state the following:

Catalyst/Exceed Defined Risk Fund

Under normal market conditions, the Fund seeks to achieve its investment objective by investing in put and call options on exchange traded funds (“ETFs”) that track the S&P 500 Index (“Index ETFs”), and in fixed income securities. The equity options component’s target allocation is between 5% and 10% while the fixed income component’s target allocation is between 90% and 95%. The equity options component is designed to provide a level of hedge on the downside and a level of participation on the upside to a certain cap. The fixed income component is designed to return a yield that is used to assist in purchasing the equity option component.

The strategy is intended to provide returns that are correlated with, but less volatile than, those of the S&P 500 Index (the “Index”). Using a combination of put and call options on Index ETFs, the Fund’s investment sub-advisor, Exceed Advisory LLC (the “Sub-Advisor”) seeks to mitigate losses when the Index declines in value, and provide the returns of up to 150% of the Index when the Index increases in value. Although the option strategy includes a leverage component, the strategy also limits, or caps, the Fund’s participation in Index gains.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 11

The Fund seeks to diversify timing of option purchases and sales with the goal of further lowering the strategy’s volatility and the risk associated with having too much exposure to a single option strike level.

. .. .

Catalyst/Exceed Defined Shield Fund

Under normal market conditions, the Fund seeks to achieve its investment objective by investing in put and call options on exchange traded funds (“ETFs”) that track the S&P 500 Index (“Index ETFs”), and in fixed income securities. The equity options component’s target allocation is between 5% and 10% while the fixed income component’s target allocation is between 90% and 95%. The equity options component is designed to provide a level of hedge on the downside and a level of participation on the upside to a certain cap. The fixed income component is designed to return a yield that is used to assist in purchasing the equity option component.

The strategy is intended to provide investment returns that are correlated with, but less volatile than, those of the S&P 500 Index (“Index”). Using a combination of put and call options on Index ETF’s, the Fund’s investment sub-advisor, Exceed Advisory LLC (the “Sub-Advisor”) seeks to provide an investment vehicle that limits losses to 12.5% when the Index declines in value, and to participate in increases in the Index up to approximately 15%. Although the option strategy includes a leverage component, the strategy also limits, or caps, the Fund’s participation in Index gains.

The Fund seeks to diversify timing of option purchases and sales with the goal of further lowering the strategy’s volatility and the risk associated with having too much exposure to a single option strike level.

Comment 29: Please consider whether Credit Risk and Interest Rate Risk should be principal risks of the Funds. Please note that Passive Investment Risk and Sampling Risk are denoted as principal risks on page 25 of the Prospectus, but are not listed in either Defined Risk’s or Defined Shield’s Item 4 disclosures. Please note that Underlying Fund Risk is not listed as a principal risk for Defined Shield on page 25 of the Prospectus, but is listed as a principal risk in Defined Shield’s Item 4 disclosures.

Ms. Elisabeth M. Bentzinger May 30, 2019 Page 12

Response: The Registrant will add Credit Risk and Interest Rate Risk as principal risks of the Funds, and will denote Passive Investment Risk and Sampling Risk as non-principal risks on page 25 of the Prospectus. As noted in response to Comment 15, the Registrant will denote Underlying Fund Risk as a non-principal risk for Defined Shield and remove Underlying Fund Risk from Defined Shield’s Item 4 disclosures.

Statement of Additional Information

Comment 30: Pursuant to Item 18b of Form N1-A, the disclosure of “Principal Shareholders” on page 30 of the Statement of Additional Information should refer to persons owning “5% or more” of the outstanding shares of a fund.

Response: The Registrant has amended its diclosures to state the following:

Shareholders known by the Trust to own of record ~~more than 5%~~ 5% or more of the oustanding shares of [the Fund’s] Class [A] shares on May 31, 2019 and the percentage of the outstanding shares on that date are listed below.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser